

Yoo-Sun Park · 2nd

 **DIEMlife**

 **The Juilliard School**

Co-Founder and CLO at DIEMlife

Greater New York City Area · 500+ connections · **Contact info**

Experience



Founder
DIEMlife
2016 – Present · 4 yrs
Greater New York City Area

DIEMlife™ is a digital platform that is changing the way people achieve goals. We call these goals Quests™.



Master Instructor
SLT (Strengthen - Lengthen - Tone)
Jan 2014 – Present · 6 yrs 6 mos
Greater New York City Area

Member
Camerata Notturna
Feb 2010 – Present · 10 yrs 5 mos
Greater New York City Area

Violinist



Group Fitness Instructor



Equinox, YMCA, Speedball Fitness
Apr 2013 – Mar 2015 · 2 yrs
Greater New York City Area

Operations Associate

DiMaio Ahmad Capital
Oct 2007 – Jun 2013 · 5 yrs 9 mos
Greater New York City Area

Education



The Juilliard School

Bachelor's Degree, Violin Performance

Skills & Endorsements

Fitness · 24

 Endorsed by **Steve Feinberg, who is highly skilled at this**

EQX Endorsed by **3 of Yoo-Sun's colleagues a** Equinox

Performing Arts · 21

 Endorsed by **2 of Yoo-Sun's colleagues at Equinox**

Hedge Funds · 13

 Endorsed by **2 of Yoo-Sun's colleagues at Equinox**

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